Exhibit 99.1

Durban Roodepoort Deep, Limited

Condensed Consolidated Financial Statements

Unaudited for the six months ended December 31, 2003 and 2002

Consolidated Statements of Operations

	Unaudited
	2003	2002
	$000	$000

Revenues
Product sales	147,475	133,109

Costs and expenses	(142,880)	(112,600)

Cash production costs	(139,831)	(111,855)
Movement in gold in process	(2,255)	(390)
Movement in rehabilitation provision	(794)	(355)

Other operating expenses
Depreciation and amortization	(15,422)	(3,964)
Employee termination costs	(6,184)	—
(Loss)/profit on derivative instruments	(2,993)	24,531
Impairment of assets	104	—
Profit on sale of subsidiary	—	8,398
Selling, administration and general charges	(6,383)	(4,681)
Net operating (loss)/income	(26,283)	44,793
Investment income	3,265	3,434
Other income	1,342	1,098
Finance costs
Interest expense	(5,637)	(1,127)
(Loss)/profit before taxation	(27,313)	48,198
Income from associate	—	466
Deferred income and mining tax benefit/(charge)	4,075	(10,866)
Net (loss)/profit before cumulative effect of accounting change	(23,238)	37,798
Cumulative effect of change in accounting policy	—	(151)
Net (loss)/profit applicable to common stockholders	(23,238)	37,647

Basic (loss)/earnings per share (cents) before cumulative effect of change in accounting policy	(11.3)	20.6
Cumulative effect of change in accounting policy	—	—
Basic (loss)/earnings per share (cents)	(11.3)	20.6

Diluted (loss)/earnings per share (cents) before cumulative effect of change in accounting policy	(11.3)	19.5
Cumulative effect of change in accounting policy	—	—
Diluted (loss)/earnings per share (cents)	(11.3)	19.5

The accompanying notes are an integral part of these Condensed

Consolidated Financial Statements.

Durban Roodepoort Deep, Limited

Condensed Consolidated Financial Statements

Unaudited at December 31, 2003 and 2002

Consolidated Balance Sheets

		Unaudited
		2003	2002
		$000	$000

ASSETS
Current assets		57,823	116,349

Cash and equivalents		21,862	86,967
Receivables		19,145	21,062
Inventories	5	16,816	8,320

Mining assets		157,657	74,459

Cost		460,625	326,105
Accumulated depreciation & amortization		(302,968)	(251,646)

Other non-current assets		72,720	26,264

Equity investments		2,472	1,831
Listed Investments		11,651	481
Investment in associate		7,023	8,923
Ore stockpiles	5	30,881	—
Amounts contributed to environmental trust funds		20,693	15,029

Total assets		288,200	217,072

LIABILITES & SHAREHOLDERS’ EQUITY
Current liabilities		(63,218)	(58,044)

Bank overdraft		(3,356)	—
Accounts payable and accrued liabilities		(53,371)	(42,729)
Short-term portion of long-term loans		(6,491)	(14,936)
Income and mining taxes		—	(379)

Long-term loans		(3,523)	(10,191)
Convertible loan notes		(60,180)	(63,533)
Deferred income and mining taxes		(8,762)	35,398
Derivative instruments		(34,596)	(61,876)
Provision-environmental rehabilitation		(32,186)	(20,336)
Stockholders’ equity		(85,735)	(38,490)
Authorized
300,000,000 ordinary no par value shares
5,000,000 cumulative preference shares
Issued

221,326,608 (2002: 183,511,834) ordinary no par value shares		(448,292)	(359,571)
5,000,000 (2002: 5,000,000) cumulative preference shares		(107)	(107)
Additional paid in capital		(38,784)	(35,311)
Accumulated loss		363,642	314,131
Other comprehensive loss		37,806	42,368

Total liabilities & stockholders’ equity		(288,200)	(217,072)

The accompanying notes are an integral part of these Condensed

Consolidated Financial Statements.

Durban Roodepoort Deep, Limited

Unaudited Consolidated Statements of Shareholders’ Equity/(Deficit)

for the six months ended December 31, 2002

	Number of Common Stock	Number of Preferred stock	Stated capital	Additional paid capital in	Preference shares	Accumulated loss	Accumulated OCI	Total	Comprehensive Income/loss
Balance June 30, 2001	177,173,485	5,000,000	351,537	33,392	107	(351,778)	(48,729)	(15,471)
Share options exercised	1,543,460		1,314					1,314
Issue of shares for cash	4,794,889		6,782					6,782
Stock based compensation				1,919				1,919
Share issue expenses			(62)					(62)
Mark to market of listed investments							80	80	80
Net income for the period						37,647		37,647	37,647
Foreign currency translation adjustments							6,281	6,281	6,281
Balance December 31, 2002	183,511,834	5,000,000	359,571	35,311	107	(314,131)	(42,368)	38,490	44,088

Durban Roodepoort Deep, Limited

Unaudited Consolidated Statements of Shareholders’ Equity/(Deficit)

for the six months ended December 31, 2003

	Number of Common Stock	Number of Preferred stock	Stated capital	Additional paid capital in	Preference shares	Accumulated loss	Accumulated OCI	Total	Comprehensive Income/loss

Balance June 30, 2002	184,222,073	5,000,000	360,351	37,705	107	(340,404)	(52,523)	5,236
Share options exercised	460,633		431					431
Acquisition of Orogen Minerals Porgera Limited and Mineral Resources Porgera Limited	6,643,902		16,078					16,078
Issue of shares for cash	30,000,000		71,802					71,802
Stock based compensation				1,079				1,079
Share issue expenses			(370)					(370)
Mark to market of listed investments							4,612	4,612	4,612
Net loss for the period						(23,238)		(23,238)	(23,238)
Foreign currency translation adjustments							10,105	10,105	10,105
Balance December 31, 2003	221,326,608	5,000,000	448,292	38,784	107	(363,642)	(37,806)	85,735	(8,521)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Durban Roodepoort Deep, Limited

Condensed Consolidated Financial Statements

Unaudited for the six months ended December 31, 2003 and 2002

Consolidated statements of cash flows

	Unaudited
	2003	2002
	$’000	$’000

Net cash (utilized)/generated by operating activities	(4,864)	4,303
Net (loss)/profit	(23,238)	37,647
Reconciliation to net cash provided by operations:
Net increase in provision for rehabilitation	794	355
Depreciation and amortization	15,422	3,964
Impairment of mining assets	(104)	—
Share of results of associates	—	(466)
Movement in gold in process	2,255	390
Debt issuance costs	—	41
Stock based compensation expenses	1,079	1,919
Movement in deferred tax	(4,075)	12,739
Movement in net taxation liability	(172)	(27)
Taxation paid	(107)	21
Movement in derivative instruments	2,993	(34,140)
Profit on disposal of subsidiary	—	(8,398)
Net effects of changes in operating working capital items	289	(9,742)

Net cash (utilized in)/realized from investing activities	(82,232)	563

Additions to investments	—	(829)
Acquisition of business, net of cash acquired	(75,633)	—
Proceeds from sale of derivative instruments	6,230	—
Proceeds from sale of subsidiary company (net of cash)	—	7,786
Additions to mining assets	(13,382)	(6,520)
Proceeds on disposal of mining assets	553	126

Net cash generated from financing activities	59,422	48,523

Short-term loans raised/(repaid)	407	(3,461)
Net proceeds from issue of shares	88,310	8,096
Share issue expenses	(370)	(62)
Decrease in bank overdraft	(541)	(532)
Proceeds on issue of convertible loan notes	—	62,898
Long-term loans (repaid)	(28,384)	(18,416)

Net (decrease)/increase in cash and cash equivalents	(27,674)	53,389
Effect of exchange rate changes	5,113	9,726
Cash and cash equivalents at beginning of the period	44,423	23,852

Cash and cash equivalents at end of the period	21,862	86,967

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Durban Roodepoort Deep, Limited Notes to the Condensed Consolidated Financial Statements Unaudited for the six months ended December 31, 2003 and 2002

1. Nature of Operations

Introduction

Durban Roodepoort Deep, Limited (“the Company” or the Group”), was formed in 1895 and is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. The Company focuses its operations on the West Witwatersrand basin in South Africa. Its operations consist of the North West Operations (comprising the Buffels and Harties Sections), the Blyvoor Section and its 40% interest in the Crown Section, all in South Africa, and the Tolukuma Section and a 20% interest in the Porgera Joint Venture  in Papua New Guinea. It also has a 19.8% interest in Emperor Mines Limited, which has operations in Fiji. It also has exploration projects in South Africa, Papua New Guinea and Australia.

History and Development

In 1992, the Company’s holding group (Rand Mines) was restructured and a new company, Randgold & Exploration Company Limited, or Randgold, was formed to provide management services to the Company’s gold mines.

During 1996, the Company acquired the entire share capital of West Witwatersrand Gold Holdings Limited, which was the parent company of West Witwatersrand Gold Mines Ltd or West Wits, in exchange for an aggregate of 1,846,087 ordinary shares, Consolidated Mining Corporation Ltd’s loan to West Witwatersrand Gold Holdings Limited and the entire issued capital and shareholders’ claim and loan account of East Champ d’Or Gold Mine Ltd, a gold mining company with mining title in the West Rand.

Also during 1996, the Company’s ADR’s began trading on the NASDAQ National Market.

In August 1997, the Company purchased the mineral rights represented by the Argonaut Project from Randgold.

On September 15, 1997, the Company acquired the entire share capital of Blyvooruitzicht Gold Mining Company Ltd, or Blyvoor, in exchange for 12,693,279 ordinary shares, calculated at a ratio of 25 ordinary shares for every 100 Blyvoor shares. Also on September 15, 1997, the Company acquired Buffelsfontein Gold Mines Ltd, or Buffels in exchange for 14,300,396 ordinary shares, calculated at a ratio of 110 of our ordinary shares for every 100 Buffels ordinary shares.

On September 14, 1998, the Company acquired Crown in exchange for 5,925,139 ordinary shares, calculated at a ratio of 11.55 of the Company's ordinary shares for every 100 Crown linked units. A Crown linked unit was comprised of one Crown ordinary share and one Crown unsecured variable-rate debenture, due November 10, 2003, then valued at R3.00.

On August 16, 1999, Buffels acquired the majority of the assets and liabilities of the Harties mining operation for R45 million ($7.4 million).

During September 1999, the Company purchased 28,693,002 (19.9%) ordinary shares in Dome Resources Ltd, or Dome, for R34.9 million ($3.3 million). On March 13, 2000 the Company made an unconditional offer to the shareholders of Dome to acquire all the shares in Dome which the Company did not already own. The offer consisted of one of the Company's ordinary shares and A$0.80 cash for every nine Dome shares. The closing date for this offer was April 13, 2000 but the offer was extended as only 97.34% of Dome ordinary shares had been acquired. This acquisition was completed in June 2001.

During August 2000, the Company's management decided to cease all operations at the Durban Deep Section and both underground and open pit operations at the West Wits Section. This decision was taken after the South African government withdrew the water pumping subsidy. Without the subsidy, mining at the Durban Deep Section would become prohibitively expensive.

In April 2001, the Company launched the Blyvoor Expansion Project which is intended to facilitate the commissioning of additional infrastructure and the opening up of additional mining areas to further enable the effective mining of reserves at the Blyvoor Section.

During fiscal 2002, the Company's management reached the conclusion that the Company's then current hedge book structure would make it difficult for the Company to accomplish the Company's strategy of providing its investors with exposure to the price of gold. The total gold production committed under the Company's hedging program, excluding the Eskom “gold for electricity” contract, as of July 1, 2001 was 802,625 ounces over a three year period. As a result of this commitment the Company's shareholders were exposed to opportunity loss as a result of an increase in the price of gold.

In May 2002, the Company entered into equal and opposite positions to all of the Company's outstanding derivative instruments, except the Company's “gold for electricity” contract with Eskom, to effectively close them out and eliminate any existing commitment to sell our gold production. The loss that the Company realized on the existing positions was $72.8 million. The counterparties, J.P. Morgan Chase Bank, J. Aron & Company and UBS AG, each agreed to accept a portion of the amounts due to them under this restructuring immediately in cash, which amounted to approximately $38.1 million, with the remainder, which amounts to approximately $34.7 million, to be paid over an 18 month period.

During February and May 2002, the Company conducted private placements for a total of 12,000,000 of our ordinary shares. The net proceeds of these private placements were R445.5 million ($42.2 million) which the Company used to partially fund a major restructuring of the Company's hedge book.

During the course of the audit exercise for the 2000 fiscal year, certain irregular transactions came to the Company’s attention. An internal investigation commenced at the insistence of a special committee of the board of directors. During the course of this investigation, the Company discovered that all 8,282,056 ordinary shares issued ostensibly for the acquisition of the Rawas gold mine in 1999 were invalidly issued and allotted.

Because of subsequent splits and consolidations resulting in validly issued ordinary shares bring consolidated with invalid Rawas shares, it was not possible for the Company to distinguish the Rawas shares from all of the other issued ordinary shares and so their identity had been lost. The meant that none of the Rawas shares, and their holders at the time, could be identified and therefore none of the Rawas shares could be removed from the Company’s members’ registry. The Rawas shares, therefore, were effectively in issue with no possibility of removing them from the members’ registry.

At a shareholders’ meeting, the Company’s shareholders resolved, by special resolution, that it should apply to the High Court of South Africa for validation of the issuance of the ordinary shares. The Company has made this application and the High Court of South Africa validated the issuance on June 19, 2002.

Effective July 1, 2002, the Company engaged in a transaction consistent with the Company's black empowerment strategy by entering into a share purchase agreement with Crown, Industrial Development Corporation of South Africa, or IDC, and KBH. Under this share purchase agreement, the Company sold 57% of the Company's interest in CGR to IDC and 3% of the Company's interest in CGR to KBH for a total amount of R105 million ($10.1 million), and realized a profit of R48.0 million ($5.3 million). KBH obtained an option to purchase IDC’s shares of CGR. IDC and KBH also each purchased their respective share of three shareholder loans, aggregating R190.1 million ($18.3 million) owed by CGR to the Company.

As part of this transaction, the Company loaned KBH R5.3 million ($0.7 million) to fund its initial purchase of 3% of the Company's interest CGR. The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 3%. This loan has a term of five years from July 1, 2002 and is repayable on demand. This loan was secured by a pledge of 48,928,824 shares of ERPM held by KBH. However, since the acquisition of ERPM by CGR, the loan is no longer secured.

On December 16, 2002 the Company announced its proposed acquisition of 14% of Emperor Mines Limited, an Australian listed gold mining company for A$11.5 million ($7.8 million). Since that date, the Company has increased its percentage holding in Emperor Mines Limited to 19.78% at a total additional cost of A$5.0 million ($3.07 million).

On November 21, 2003, the Company acquired all of the shares in Orogen Minerals (Porgera) Limited, or OMP, and Mineral Resources Porgera Limited, or MRP, from Oil Search Limited.  The transaction was effected through an amalgamation of OMP and MRP with the Company’s subsidiary Dome Resources (PNG) Limited to form DRD (Porgera) Limited, or DRD (Porgera). The effective date for the acquisition was June 30, 2003.  The final purchase price paid by the Company for OMP and MRP was $76.9 million, which was comprised of $60.77 million in cash and 6,643,902 ($16.08 million) of the Company ‘s ordinary shares. The final purchase price of $76.9 includes $4.7 million in acquisition costs. The principal asset of DRD (Porgera) is a combined 20% interest in fifteen mineral tenements which form part of the Porgera mine located in Papua New Guinea. These tenements are mined under a non-incorporated joint venture between DRD (Porgera) holding 20%, associated companies of Placer Dome Inc. holding 75% and Mineral Resources Enga Limited, or MRE, holding 5% on behalf of the Enga Provincial Government and Porgera landowners in Papua New Guinea. The Porgera mine is managed by Placer Dome Inc.

2. Significant Accounting Policies

The accompanying condensed consolidated financial statements for the six months ended December 31, 2003 and 2002 were prepared in accordance with United States generally accepted accounting principles.

Except for the items below, the accounting policies are, in all material respects, consistent with the annual financial statements for the year ended June 30, 2003 and contained in our Annual Report on Form 20-F. These condensed financial statements are not necessarily indicative of the results for the full year.

Basis of Presentation

The condensed consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and a proportionate share of the accounts of the unincorporated joint venture between DRD (Porgera) Limited, Placer Dome Inc and Mineral Resources Enga Limited.

Deferred Stripping

Mining costs incurred related to the removal of waste rock at open-pit mines, commonly referred to as “stripping costs”, are generally capitalized under mining assets. Amortization, which is calculated using the units of production method based on recovered ounces of gold, is charged to cost of sales as gold is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold expected to be recovered over the life of the open pit.

This policy results in the expensing of stripping costs over the lives of the open pits as gold is produced and sold. The application of this policy generally will result in an asset on the balance sheet, although it is possible that a liability could arise if amortization exceeds costs capitalized due to the variation of grades of ore being mined. Stripping costs are included in the carrying amount of the Company’s mining properties for the purpose of assessing whether any impairment has occurred.

Inventories

Inventories, comprising gold in process, ore stockpiles and supplies, are stated at the lower of cost and market value. Costs are assigned to inventories, including ore stockpiles, on an average cost basis. Costs comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction and processing. Selling, refining, and general administration costs are excluded from inventory valuation.

Recent pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, “ Consolidation of Variable Interest Entities an Interpretation of ARB No. 51, (“FIN 46”). This interpretation of Accounting Research Bulletin No. 51, “ Consolidated Financial

Statements ”, addresses consolidation by business enterprises of variable interest entities, which are defined as entities having one or both of the following characteristics:

1. The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties.

2. The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

(a) The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights.

(b) The obligation to absorb the expected losses of the entity if they occur.

(c) The right to receive the expected residual returns of the entity if they occur.

This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Interpretation will be adopted by the Company in the third interim period of fiscal 2004.

This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the of the first year restated. The Company has determined that this interpretation has no impact on its financial statements for any of the periods presented. Management does not believe that this interpretation will have a significant impact on the Company’s financial results.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149). SFAS 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS 149 has no impact on the financial statements for any of the periods presented as no new contracts were entered into during this time. Management does not believe that this standard will have a significant impact on the Company’s financial results.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 affects the classification, measurement and disclosure requirements of certain freestanding financial instruments, including mandatorily redeemable shares. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company as of July 1, 2003. The Company has determined that this statement has no impact on its financial statements for the periods presented. The Company is still evaluating the impact of this statement on its future financial statements.

Reclassifications

Certain comparative figures for 2002 have been reclassified to conform with the 2003 presentation.

3. Purchase of Businesses

On November 21, 2003, the Company acquired all of the shares in Orogen Minerals (Porgera) Limited, or OMP, and Mineral Resources Porgera Limited, or MRP, from Oil Search Limited.  The transaction was effected through an amalgamation of OMP and MRP with the Company’s subsidiary Dome Resources (PNG) Limited to form DRD (Porgera) Limited, or DRD (Porgera). The effective date for the acquisition was June 30, 2003.  The final purchase price paid by the Company for OMP and MRP was $76.9 million, which was comprised of $60.77 million in cash and 6,643,902 ($16.08 million) of the Company’s ordinary shares. The final purchase price of $76.9 includes $4.7 million in acquisition costs. The principal asset of DRD (Porgera) is a combined 20% interest in fifteen mineral tenements which form part of the Porgera mine located in Papua New Guinea. These tenements are mined under a non-incorporated joint venture (the Porgera Joint Venture) between DRD (Porgera) holding 20%, associated companies of Placer Dome Inc. holding 75% and Mineral Resources Enga Limited, or MRE, holding 5% on behalf of the Enga Provincial Government and Porgera landowners in Papua New Guinea. The Porgera mine is managed by Placer Dome Inc. The Porgera Joint Venture is an unincorporated joint venture, the joint venture assets are held on an undivided basis, and each investor is proportionately liable for each liability. As a result, the Porgera Joint Venture is accounted for on the proportionate gross basis by the Company.

The acquisition was accounted for using the purchase method, whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The overall purchase price allocation set out below (in $ ‘000, except for share data) is preliminary and will be finalized before June 30, 2004 following the completion of an appraisal process. The final allocations may differ materially from the preliminary allocations presented below.

$’000

Number of DRD ordinary shares issued to Oil Search Limited	6,643,902
Value of DRD common stock per share ($ per share)	2.42
Fair value of DRD common stock issued.	16,078
Cash Consideration	56,093
Plus – Direct acquisition costs incurred by DRD	4,681
Total purchase price	76,852
Allocated as follows:
Cash and cash equivalents	1,219
Receivables	3,036
Inventories	37,331
Mining Assets	63,143
Current liabilities	(4,782)
Deferred tax liability	(19,413)
Provision for environmental rehabilitation	(3,682)
76,852

As part of the acquisition of MRP and OMP from Oil Search Limited, DRD undertook to offer MRE the right to acquire a 5% interest in the Porgera joint venture from DRD (Porgera). On February 2, 2004, DRD (Porgera) entered into a sale and purchase agreement with MRE to on-sell a direct 5% interest in the Porgera Mine to MRE for $22.52 million. The sale is subject to a number of conditions precedent, including MRE obtaining the necessary regulatory approvals and arranging finance. Subject to the satisfaction of these conditions, completion of the transaction is scheduled to occur by no later than April 30, 2004 (with January 1, 2004 being deemed to be the effective date for the acquisition). If the transaction completes, it will reduce DRD’s participation (through DRD (Porgera)) in the gold production from the Porgera mine to 15%, and increase that of MRE to 10%. Refer to Note 8: Subsequent Events for further information on this proposed sale.

4. Related Party Transactions

The Company has related party relationships with its associate and with its directors and senior management.

Prior to the awarding of a contract to a related party for the supply of goods and services the Group procurements manager reviews both the pricing, quality and the reliability of that party. The contract terms are compared to similar suppliers of goods and services to ensure that the contract is on market related terms.

The Company’s executive directors review the terms and conditions of all loans to ensure that the terms of the loans are similar to those offered by financial institutions.

Sale of 60% of interest in Crown Gold Recoveries (Pty) Ltd

Effective July 1, 2002, the Company engaged in a transaction consistent with its black empowerment strategy by entering into a share purchase agreement with the Industrial Development Corporation of South Africa, or IDC, and Khumo Bathong Holdings (Pty) Ltd, or KBH. Under this share purchase agreement, the Company sold 57% of its interest in Crown Gold Recoveries (Pty) Ltd, or CGR, to IDC and 3% of its interest in CGR to KBH for a total consideration of $11.7 million, and realized a profit of $5.3 million. KBH obtained an option to purchase IDC’s shares of CGR. IDC and KBH also each purchased their respective share of three shareholder loans, aggregating $21.0 million owed by CGR to the Company.  As part of this transaction, the Company loaned KBH $0.7 million to fund that entity’s initial purchase of 3% of its interest in CGR. The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 3% per annum. This loan has a term of five years from July 1, 2002 and is repayable on demand. This loan was secured by a pledge of 49,928,824 shares of ERPM held by KBH. However, since the acquisition of ERPM by CGR, the loan is no longer secured.

Shortly thereafter, KBH chose to exercise its option to purchase all of IDC’s interest in CGR. As a result, with effect from July 15, 2002, the share capital of CGR is now owned 40% by the Company and 60% by KBH. Also, as part of this transaction, KBH repaid IDC’s portion of the shareholder loans on behalf of CGR. Consequently, CGR now owes 60% of the loans to KBH and 40% of the loans to the Company.

Also as part of this transaction, KBH subscribed for 4,794,889 of the Company’s ordinary shares (representing 2.60% of its outstanding shares at June 30, 2003) for a cash subscription price of $6.8 million. The subscription agreement entered into by the Company and KBH places restrictions on KBH’s ability to sell or otherwise dispose of these shares.  Dr. Paseka Ncholo, chairman of KHB, is also a Non-Executive Director of the Company. Dr. Ncholo earned $10,500 in board fees during the 6 months ended December 31, 2003.

Purchase of 100% of East Rand Proprietary Mines Limited by CGR

In October 2002, CGR entered into an agreement to acquire 100% of the outstanding share capital of and loan accounts in East Rand Proprietary Mines Limited, or ERPM, for $11.0 million. In connection with this transaction, the Company provided ERPM with a loan of $1.3 million. In addition, an amount of $8.0 million was lent by the Company to CGR which CGR paid to the then shareholders of ERPM as an interest free loan. CGR has received from the shareholders, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the shareholders’ claim to CGR. The South African competition authorities approved the transaction and the $8.0 million loan is deemed to be part payment of the purchase price of $11.0 million by CGR for the acquisition of the shares and the claims of ERPM.

Transactions with Associate Company

During the six months ended December 31, 2003 the Company earned $0.5 million in management fees from CGR and $1.2 million in management fees from ERPM. At December 31, 2003 CGR owed the Group $25.9 million, KBH owed the Group $1.0 million, and ERPM owed the Group $6.7 million. Interest amounting to $1.5 million was earned by the Group on the loans to CGR, $0.1 million was earned by the Group on the loans to KBH, and $0.2 million was earned by the Group on the loans to ERPM for the 6 months ended December 31, 2003. No dividends were received from associates in 2003. Transactions with associates are priced on an arm’s length basis. As of December 31, 2003, all loans due by CGR and ERPM, except for $9.0 million had been written-off in the statement of operations.

FW Services CC

During the six months ended December 31, 2002 the Company made use of FW Services CC, a company that performs repairs to electric motors of pumps and winches, and Neil Pretorius, a legal advisor, both of which are related parties to Mr. Francois Weideman, a previous executive director of the company, who resigned as a director on March 1, 2002. During the six months ended December 31, 2002 the Company paid $0.2 million to FW Services CC and $0.01 million to Neil Pretorius for services rendered.

5. Inventories

	December 31
	2003	2002
	$’000	$’000
Current assets
Gold in process	4,053	2,022
Supplies	12,763	6,298
	16,816	8,320

Non-current assets
Ore stockpiles	30,881	—

6. Commitments and Contingent Liabilities

	Dec-03	Dec-02
	$’000	$’000

Capital expenditure commitments:
Contracted but not provided for in the financial statements	12,592	1,101
Authorized by the directors but not contracted for	4,968	4,405
	17,560	5,506

Taxation

The South African Revenue Service is currently concluding a review of the Company’s employee’s tax and value-added tax compliance. The reviews cover the period from March 1997 to February 2002. Any non-compliance with the provisions of the South African Income Tax Act or Value-Added Tax Act could result in assessments being raised against the Company. Management is unable to determine the quantum, if any, of any such assessments at this stage.

Environmental

In past years, the Company received financial assistance in the form of pumping subsidies from the South African Government for the removal of extraneous water from its underground mine workings. The South African government withdrew this assistance effective April 1, 1998. The Company expects that progressive flooding at its Durban Deep and West Wits Sections will eventually cause the discharge of polluted water to the surface and to local water sources. However, at this time, water has not begun to flood to the surface at these Sections. The Company has ceased operations at these Sections.

The Durban Deep Section is located within the geographical area known as the central basin which stretches from the Durban Deep Section in the west to ERPM in the east. ERPM currently has an active pumping program in place and also a program to seal all points of water ingress which are not currently in use. This program has been substantially completed. Most of the mining and pumping in this geographical area has ceased. As a result, the entire basin is experiencing flooding. The Company has developed a program, in close collaboration with the Department of Minerals and Energy, to progressively seal off all potential ingress points at the Durban Deep Section and this program is substantially underway. The Company anticipates that this program will be completed by May 2005. The Company estimates that if ERPM were to cease pumping entirely, water would begin to flood to the surface in the Central Basin within seven years which would have an immediate impact on the surrounding areas.

The West Wits Section is located in the geographical area known as the western basin. There is no hydraulic continuity between the western basin and the central basin. Water has already begun to flood to the surface in this area from other neighboring mining operations. However, there has been no flooding of water to the surface on any of the Company’s properties located in the western basin. This water is of poor quality, containing heavy metals, sulphates and other pollutants. Because of this, the Department of Water Affairs and Forestry, or DWAF, requires that this water be temporarily directed into Robinson Lake to prevent it from reaching the Tweelopiesspruit, which is a local stream. If the water were to reach this stream, it could pollute the neighboring communities, the Krugersdorp Game Reserve and the Sterkfontein Caves located nearby. A forum on which the Company is represented has been established in consultation with DWAF, the Department of Minerals and Energy, the Department of Agriculture, Conservation, Environment and Land and other neighboring mining operations to address and manage the impact of the current flooding in the area. Similar to the Durban Deep Section, the Company has developed a program to progressively seal all potential ingress points at the West Wits Section. The Company anticipates that this program will also be completed by May 2005. The sealing of all potential ingress points at these operations will be a permanent measure. All plugs used have been approved by the Department of Minerals and Energy which also performs periodic inspections during the sealing phase to monitor progress. However, despite these sealing programs, naturally occurring water conduits and other geological features which are not mine related and may not be located on mine property will allow surface water, especially storm runoff, to reach underground aquifers. This will eventually cause water levels to rise and allow polluted water to discharge to the surface.

Due to the sources of flooding and the potential number of parties involved, the Company cannot estimate the amount of any potential liability attributable to it. However, in the event of joint and several liability, the amounts could be significant. The Blyvoor Section has its own unique environmental risks, due to its dolomitic geology and geohydrology, sinkholes and subsidences which require remediation using appropriate cost-effective filling techniques. The Blyvoor Section is an active mining operation and pumps water to the surface in the amount of 460,000 cubic feet per day. Most of this water is discharged into the Wonderfontein Spruit, which is a local stream. Water from the Doornfontein mine is also discharged into the Grootdraai Dam. Several other neighboring mining operations also discharge water into this area. The surrounding area comprises agricultural land and mining towns. The consequence of this pumping could be that ground water, streams and wetlands become polluted. Also, dolomitic rock will be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in the dolomitic formations. As the water reaches the surface, there will be an increased risk of damage to municipal services, foundations of buildings and properties. The Blyvoor Section is currently in operation and monitors all water discharge as required by its environmental management program. This water is known as “fissure water” and is generally of good quality. Therefore, the Company believes that the contribution of this “fissure water” to water pollution in the area is minimal. The Company is also considering a plan to purify a portion of the water to potable standards for its own use at the Blyvoor Section.

The Company has not conducted an assessment of the full scope of such potential environmental damage. This is because the impact of the Company’s discharge cannot be addressed without addressing the impact from the discharge of other neighboring mining operations. These include operations owned by Harmony Gold Mining Company Limited, AngloGold Limited and Gold Fields Limited. The Far West Rand Dolomitic Water Association, of which all mining operations in the area are members, has undertaken two studies. One study addresses the methodologies proposed for filling in sinkholes and subsidences and was completed in January 2003. The second study, will address the impact of the flooding on the dolomitic aquifers when mining in the area ceases. This study has been commissioned and is being planned by Dr. Frank Winde and is scheduled to be completed by the end of 2004.

In addition to purifying the water for its own use, the Company repairs all sinkholes, in accordance with industry and government standards, as they form on its property. Sinkholes which form outside of the Company’s property are repaired by the Far West Rand Dolomitic Water Association. Surface rehabilitation is also currently underway The Tolukuma Section in Papua New Guinea also has site specific environmental risks associated with its operations.

Tailings are routinely discharged into the Auga/Angabanga river system. The discharging of tailings into riverine and marine systems in Papua New Guinea is an acceptable practice due to the seismic instability of the area and the dangers this poses for the stability of conventional tailings dams. Due to the fact that ore mined at the Tolukuma Section, and the surrounding land in general, is high in mercury, the potential does exist that levels of mercury discharged into the river system might expose the Company to criminal liability under Papua New Guinea legislation. As a result of an internal study of the

Tolukuma Section in 2000 and in order to ensure that mercury discharges remain within allowable limits the following program is being followed:

• daily monitoring of mercury levels at the tailings discharge point and approximately 1500 feet downstream (grab sampling);

• monthly monitoring of mercury and other heavy metals at government mandated water quality inspection points;

• biennial monitoring of stream sediments;

• addition of water to tailings prior to discharge to dilute metal concentrations; and

• gravity filtering of the water to concentrate solids and removal of solids for backfill use in mining areas prior to tailings discharge.

Lead, mercury, cyanide and arsenic occur naturally in the ore processed at the Tolukuma Section. The Company’s operations in South Africa do not mine mercury, lead or arsenic rich ores. Therefore, the Company does not discharge these heavy metals into any riverine system in South Africa. Cyanide is associated with the mining process and is discharged into the riverine system as a result of the inability of the Company to use conventional tailings dams. In South Africa, the Company does not discharge cyanide into riverine systems. Prior to discharge, the cyanide is degraded in a detoxification process and levels are monitored daily.

Through visits with local communities by mine staff members, the Company has become informed that communities located downstream from the Tolukuma Section do not generally use water from the Auga/Angabanga river system for consumption as these communities rely on water from creeks, tributaries and strategically placed wells, many of which the Company has provided, and the Company is not aware of any adverse health effects on communities associated with the Tolukuma Section. Furthermore, the Company is not aware of any scientific or engineering report that states that the level of mercury discharges from the Tolukuma Section into the Auga/Angabanga river system is harmful to human life. In November 2002, Oxfam Community Aid Abroad released their “Mining Ombudsman Annual Report 2001-2002” which the Company believes made inaccurate and unsubstantiated references to mercury output and other findings contained in an internally prepared study on the Tolukuma Section done in 2000. This study was not conclusive on the mercury output at the Tolukuma Section and the results of this study were not scientifically tested. As discussed above, the Company increased its environmental management systems in response to this study.

Two water quality and geochemical investigations were conducted by an independent consultant in July 2000 and June 2002. These investigations concluded that there was little difference between mercury concentrations in mining sediment from the Tolukuma Section being dumped into the Auga/Angabanga river system and the naturally occurring sediments in the area. Although mercury is detectable in the mining derived sediments immediately adjacent to the discharge point, these levels are immediately diluted to levels below detectable limits upon mixing with the Alabule River. This area consists of steep gorges and fast, turbid currents. The result is a high dilution of mining sediments and, therefore, a negligible impact on the lower Angabanga floodplain and oxbow lakes which are located downstream from the Tolukuma Section. An additional study took place during June of 2003, the results of which are still pending. Additionally, a comprehensive monitoring program has been undertaken in accordance with the Company’s approved Environmental Management and Monitoring Program which addresses water quality, population dietary surveys and aquatic fauna and metals-in-tissue surveys. These surveys were conducted in the last quarter of calendar 2003. During March 2003 an environmental audit was concluded at the Tolukuma Section which found the operations to be in substantial compliance with applicable Papua New Guinea legislation, the Company’s environmental plan and the Environmental Management and Monitoring Program. Therefore, the Company is unable to provide an assessment of its exposure to loss.

Mining Rights

The Company’s rights to own and exploit its mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of the Company’s mineral reserves and deposits are located in South Africa. In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act, 2002, or the Act, which was passed by parliament in June 2002. The Act was proclaimed by the President on May 1, 2004. Until then the existing regulatory regime for mineral rights remains in place whereby the holder of mineral rights is entitled to mine on obtaining a mining authorization from the State. The Act vests custodianship of South Africa’s mineral resources in the State which will issue prospecting rights or mining rights to applicants in the future. The existing common law prospecting, mining and mineral rights will cease to exist but transitional arrangements are provided in order to give holders of existing rights the opportunity to acquire new rights. The implementation of the Act may result in significant adjustment to the Company’s property ownership structure, which could have a material adverse effect on its financial condition and results of operations. Where the Company holds mineral rights and mining authorizations and conducts mining operations on the date on which the Act comes into effect, it will be able, within five years from the date of effectiveness of the Act, to submit the old rights and authorizations for conversion to a new mining right. It will need to submit a mining work program to substantiate the area and period of the new right, and also to comply with the requirements of the Charter discussed below. A similar procedure applies where it holds prospecting rights and a prospecting permit and conducts prospecting operations, but it must apply for a conversion to a new prospecting right within the two years from the date of effectiveness of the Act for which purpose a prospecting work program must be submitted. Where the Company holds unused rights however, it will have one year to apply for new prospecting rights or mining rights, the requirements of which are more stringent than for conversion, and involve non-concentration of resources, fair competition, no exclusionary effects, and proof of financial and technical ability.

If the Company does not acquire new rights under the Act, it would be entitled to claim compensation from the State if it can prove that thereby its property has been expropriated as provided for under the Constitution of South Africa. Whether mineral rights constitute property and whether the Act does bring about an expropriation are both aspects which are the subject of legal debate which is likely to be settled ultimately by litigation. The factors in determining compensation include not only fair market value but also history of acquisition and use and aspects of redress and reform which could have the effect of reducing the compensation.

The Act calls for a Broad Based Socio-Economic Charter, or Charter, to be developed by the Minister within five years of commencement of the Act, but the content of which has largely been agreed with mining industry representatives (including the Company), and with representatives of other stakeholders.

The Charter requires that each mining company achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent such ownership within ten years. It comptemplates that this will be achieved by, among other methods, disposals of assets by mining companies to historically disadvantaged persons on a willing seller/willing buyer basis at fair market value. In addition, the Charter requires mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years. When considering applications for the conversion of existing rights, the State will take a “scorecard” approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Charter. The draft scorecard was published by the government in February 2003.

The Company fully supports the notion that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country’s history in a manner that promotes economic development and growth. The Company has made progress in adjusting the ownership structure of its South Africa mining assets and the composition of its management consistent with the Charter’s spirit. The Company believes that it is well placed to meet the Charter’s targets in accordance with the scorecard. However, at this point the Company is unable to set out a definitive timeline of when it will comply with its objectives before the expiration of the 10 year time limit as the legislation was only recently passed. It is also not possible for the Company to identify any permits, rights or investments which it may lose for any non compliance. The provisions of the Charter apply to each mining company individually. Accordingly, it is not possible for the Company to meet its obligations by disposing of its less profitable operations which would undermine the objectives of the Charter. As transactions to comply with the Charter are to be at fair market value, the Company does not anticipate incurring any loss in fulfilling it obligations provided that it is able to identify suitable partners that are able to obtain adequate funding. However, failure to comply with the requirements of the Charter could result in the suspension or cancellation of one or more of the Company’s licenses or cause it to be subject to fines. The severity of the potential consequence of such actions has not yet been fully determined as the Charter was only recently published and the South African government has not yet finalized the scorecard.

The Company has not established any loss accruals for legal or environmental matters, other than the rehabilitation provision. There has been no loss and no reasonably possible loss for which an accrual has not been established.

The Company does not have any insurance coverage available for environmental contamination as it is not possible to obtain such coverage.

7. Geographic and Segment Information

Based on risks and returns the directors consider that the primary reporting format is by business segment. The Group operates in one industry segment, being the extraction and production of gold and related by-products. Therefore the disclosures for the primary segment have already been given in these interim statements.

The chief operating decision-maker is the board of directors, which evaluates the business based on the following geographical operational segments:

	Six months ended December 31, 2003
	$’000 Blyvoor	$’000 North West	$’000 Other	$’000 South African operations	$’000 Tolukuma	$’000 DRD Porgera	$’000 Australasian operations	$’000 Total

Income Statement
Revenue	47,151	65,023	—	112,174	16,309	18,992	35,301	147,475
Profit/(loss) from operations	(4,330)	(15,346)	(12,010)	(31,686)	559	4,844	5,403	(26,283)
Other operating income	134	1,328	3,026	4,488	119	—	119	4,607
Interest paid	(444)	(124)	(4,960)	(5,528)	(109)	—	(109)	(5,637)
Taxation (charge)/benefit	4,775	—	—	4,775	—	(700)	(700)	4,075
Profit/(loss) after tax	135	(14,142)	(13,944)	(27,951)	569	4,144	4,713	(23,238)
Balance Sheet
Mining assets	51,465	29,030	8,367	88,862	7,235	61,560	68,795	157,657
Net current assets/(liabilities)	(11,436)	(10,682)	(5,159)	(27,277)	4,693	17,189	21,882	(5,395)
Other information
Capital expenditure	6,754	2,736	62	9,552	2,026	1,804	3,830	13,382
Impairment of assets	—	—	104	104	—	—	—	104
Total number of employees				13,862			611	14,473

	Six months ended December 31, 2002
	$’000 Blyvoor	$’000 North West	$’000 West Wits	$’000 Other	$’000 South African operations	$’000 Australian operations	$’000 Total

Income Statement
Revenue	39,948	80,830	2,196	—	122,974	10,135	133,109
Profit/(loss) from operations	29,545	6,925	(344)	8,696	44,822	(180)	44,642
Other operating income	47	956	(155)	4,103	4,951	47	4,998
Interest paid	(126)	(74)	(5)	(738)	(943)	(184)	(1,127)
Taxation (charge)/benefit	(8,655)	(2,233)	—	22	(10,866)	—	(10,866)
Profit/(loss) after tax	20,811	5,574	(504)	12,083	37,964	(317)	37,647
Balance Sheet
Mining assets	33,828	25,350	—	6,327	65,505	8,954	74,459
Net current assets/(liabilities)	(1,970)	(24,115)	(1,526)	79,754	52,142	6,162	58,305
Other information
Capital expenditure	1,807	3,717	—	431	5,955	565	6,520
Impairment of assets	—	—	—	—	—	—	—
Total number of employees					20,837	507	21,344

8. Subsequent Events

On February 19, 2004 the Company announced that the Investec Group (“Investec”) had exercised an American call option to acquire 10.2 million new Company ordinary shares under an option agreement entered in December 2003. The option agreement gave Investec the right to acquire the shares at an issue price equivalent to 95.5% of the trade-weighted average price of the Company’s ADR’s on the NASDAQ Smallcap Market for the ten trading days prior to the date of exercise. The shares were issued pursuant to Regulation S under the U.S. Securities Act of 1933. The total cash raised through the issue was $32.8 million.

$19.1 million of the proceeds from the above issue were used to close out 180,000 ounces or 57.1% of the remaining 315,000 ounces under the Eskom ‘gold for electricity’ contract. A total of 135,000 ounces remain committed under this contract, covering the period January 2005 to September 2005. Of the remaining funds from the issue, $2.3 million were used to settle transaction costs from the acquisition of the 20% interest in the Porgera Joint Venture, and the balance of the funds were earmarked for general corporate funding requirements.

On March 8, 2004 the Company announced a proposed takeover offer of Emperor Mines Limited (“Emperor”). At the time of the offer the Company owned 19.78% of Emperor. The Bidders Statement of the Company was lodged with the Australian Securities and Investments Commission and the Australian Stock Exchange on March 26, 2004 and mailed to Emperor’s shareholders on April 13, 2004. The offer is an all scrip offer, with the Company offering 1 Company ordinary share for every five Emperor ordinary shares. Assuming 100% acceptance by Emperor shareholders, 18,010,475 Company ordinary shares will be issued under the offer. Based on the Company’s share price on March 5, 2004, the offer values Emperor at $79.7 million, including $4.5 million of debt. The offer is contingent on a number of terms and conditions, including at least 90% acceptance by Emperor shareholders, all regulatory consents and approvals, and no fall in the gold price in South African Rand terms of below R78,000 per kilogram. Unless otherwise extended the offer expires on May 14, 2004 at 7 p.m. Sydney time.

On April 28, 2004 the Board of Directors of Emperor recommended that Emperor shareholders reject the Company’s offer. Emperor lodged its target statement with the Australian Securities and Investments Commission and the Australian Stock Exchange on April 27, 2004.

On April 26, 2004 the Company announced that the proposed sale of a 5% interest in the Porgera Joint Venture in Papua New Guinea to Mineral Resources Enga Limited (“MRE”) would not proceed. MRE were unable to meet a number of conditions precedent to the transaction, despite two extensions to the relevant deadline given by the Company.